

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

August 24, 2009

Mr. S. Jeffrey Johnson
Chief Executive Officer
Cano Petroleum, Inc.
801 Cherry Street, Suite 3200
Ft. Worth, TX 76102

> **Re:** **Cano Petroleum, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2008**
> **Filed September 11, 2008**
> **File No. 1-32496**

Dear Mr. Johnson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director